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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67885

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tangent Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

437 Madison Avenue, 34th Floor, New York NY 10022
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs, LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Avenue, Suite 2160	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Suraj Patel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tangent Capital Partners, LLC, as of March 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
June 29, 2021

Signature

CCO

Title

Notary Public

MICHAEL E. GALLAGHER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02GA6386224
Qualified in New York County
Commission Expires January 22, 2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TANGENT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2021

TANGENT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2021

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Members of
Tangent Capital Partners, LLC
437 Madison Avenue, 34th fl
c/o Prelude Capital
New York, NY 10022

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Tangent Capital Partners, LLC (the "Company") as of March 31, 2021, the related statements of operations, changes in members' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule have been subjected to audit procedures performed in conjunction with the audit of the Tangent Capital Partners, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule and the "Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3" schedule are fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2018.

New York, NY
June 25, 2021

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS	
Cash	$ 462,069
Accounts receivable	22,110
Prepaid expenses	14,417
TOTAL ASSETS	$ 498,596
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable	$ 120,739
Accrued Commissions payable	80,750
TOTAL LIABILITIES	201,489
MEMBERS' EQUITY	297,107
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 498,596

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2021

Revenues:	
Investment banking fees	$ 9,884,050
Management and incentive fees	749,535
Commission income	695,281
Registered representative fees	153,625
Consulting fees and other	302,317
Debt forgiveness revenue	74,336
Total revenues	11,859,144
Expenses:	
Professional and consulting fees	6,696,312
Salaries and other compensation related expense	1,120,393
Rent	62,975
Office expense	52,828
Regulatory fees	41,119
Insurance expense	24,377
Travel and entertainment	6,726
Other	31,121
Total expenses	8,035,851
Net Income	$ 3,823,293

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
FOR THE YEAR ENDED MARCH 31, 2021

Members' Equity, April 1, 2020	$ 150,814
Net Income	3,823,293
Capital Distributions	(3,677,000)
Members' Equity, March 31, 2021	$ 297,107

See Accompanying Notes To The Financial Statements

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2021

Cash flows from operating activities:	
Net Income	$ 3,823,293
Adjustments to reconcile net income to cash provided by operating activities:	
Changes in assets	
Decrease in accounts receivable	204,707
Decrease in prepaid expenses	5,846
Changes in liabilities	
Increase in accounts payable and accrued expenses	100,492
Decrease in commissions payable	(237,689)
Net cash provided by operating activities	3,896,649
Cash flows from financing activities:	
Capital distributions	(3,677,000)
Net cash used in investing activities	(3,677,000)
Net increase in cash	219,649
Cash - April 1, 2020	242,420
Cash - March 31, 2021	$ 462,069

Supplemental disclosure of cash flow information:

Interest

Taxes

See Accompanying Notes To The Financial Statements

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the period April 1, 2020 through March 31, 2021.

The Company primarily receives revenue from management fees, consulting fees, incentive fees, commission income and investment banking.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2021.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fees

Investment banking fees are earned when the placement is completed and the income is reasonably determinable, therefore, these fees are recognized at the closings of the respective transactions.

Commission income of the Company, which is a non-carrying broker dealer, is generated from trading securities. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.

Management fees, related to the management of private equity funds, are recognized as earned and are billed in accordance with the terms of their respective agreements. Incentive fees are earned on a per annum basis, as they are solely attibutable to the performance of the fund for that particular year, and are not recognizable or not determinable until such time as the close of the year.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Fees (continued)

Consulting fees are recognized when earned and are based on the terms of their respective agreements. These fees are billed by the Company as services are rendered and are recognized on an accrual basis.

Registered Representative fees are the fees charged back to individually registered representatives of the Company for fees and expenses paid on their behalf. These fees are billed by the Company as services are rendered.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of March 31, 2021 the firm had a cumulative net operating loss carryforward, which resulted in no balance due.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

There are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $280,191, which was $266,758 in excess of its required net capital of $13,433. The Company's percentage of aggregate indebtedness to net capital was 72%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2021, the amount in excess of insured limits was $212,069.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company sublet office space from Tangent Capital (the "Affiliate") on a month-to-month basis, for the first three months of the year. The Company paid the Affiliate a monthly fee of $10,000 from April to June 2021, totaling $30,000 The Company elected to terminate the lease in June 2021, as a result of COVID, and has taken temporary short term office space at a rate of $3,775 per month, with no long term commitment. There is no obligation to capitalize the lease as a result of its short term nature.

NOTE 6. COMMITMENTS AND CONTINGENCIES

From time to time, broker dealers are named in arbitrations as the result of activities conducted in the normal course of securities business. As of March 31, 2021 there were no pending arbitrations involving the Company.

NOTE 7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of March 31, 2021.

NOTE 8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2021 and through June 25, 2021 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2021.

TANGENT CAPITAL PARTNERS, LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
FOR THE YEAR ENDED MARCH 31, 2021

MEMBER'S EQUITY	$ 297,107
Deductions:	
Accounts receivable	22,110
Prepaid expenses	14,417
Total deductions:	36,527
Addbacks:	
Commissions payable	19,611
NET CAPITAL	$ 280,191
Aggregate Indebtedness from Statement of Financial Condition	$ 201,489
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$ 13,433
Excess net capital	$ 266,758
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$ 260,042
Percentage of aggregate indebtedness to net capital	72%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

TANGENT CAPITAL PARTNERS, LLC
SUPPLEMENTAL INFORMATION
FOR THE YEAR ENDED MARCH 31, 2021

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2021, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

SCHEDULE III - INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 as of March 31, 2021, under the Securities Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i). The Company did not maintain possession or control of any customer funds or securities at March 31, 2021.

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Members of
Tangent Capital Partners, LLC
437 Madison Avenue, 34th fl
c/o Prelude Capital
New York, NY 10022

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tangent Capital Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Tangent Capital Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(i), (the "exemption provisions") and (2) Tangent Capital Partners, LLC stated that Tangent Capital Partners, LLC met the identified exemption provisions throughout the most recent year ending March 31, 2021 without exception. Tangent Capital Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tangent Capital Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
June 25, 2021

Tangent Capital Partners, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Tangent Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended March 31, 2021 without exception.

I, ___Suraj Patel_______, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

DocuSigned by:
12434124A9AC4E9...
____

Title: CCO

TANGENT CAPITAL PARTNERS, LLC

FINANCIAL STATEMENT
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED MARCH 31, 2021

SEC Mail Processing
JUN 30 2021
Washington, DC

TANGENT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2021

TABLE OF CONTENTS

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP
420 Lexington Ave., Ste. 2160, NY, NY 10170 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

SEC Mail Processing
JUN 30 2021
Washington, DC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Securities and Exchange Commission
Trading and Markets
JUL 01 2021
RECEIVED

To the Members of
Tangent Capital Partners, LLC
437 Madison Avenue, 34th fl
c/o Prelude Capital
New York, NY 10022

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tangent Capital Partners, LLC as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tangent Capital Partners, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of Tangent Capital Partners, LLC's management. Our responsibility is to express an opinion on Tangent Capital Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tangent Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as Tangent Capital Partners, LLC's auditor since 2018.

New York, NY
June 25, 2021

TANGENT CAPITAL PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2021

ASSETS	
Cash	$ 462,069
Accounts receivable	22,110
Prepaid expenses	14,417
TOTAL ASSETS	$ 498,596
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Accounts payable	$ 120,739
Accrued Commissions payable	80,750
TOTAL LIABILITIES	201,489
MEMBERS' EQUITY	297,107
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 498,596

See Accompanying Notes to The Financial Statement.

TANGENT CAPITAL PARTNERS, LLC
NOTES TO THE FINANCIAL STATEMENT
FOR THE YEAR ENDED MARCH 31, 2021

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Tangent Capital Partners LLC (the "Company") is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company's registration was approved in September 2008. The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the period April 1, 2020 through March 31, 2021.

The Company primarily receives revenue from management fees, consulting fees, incentive fees, commission income and investment banking.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Accounts Receivable
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on history of past write-offs and collections and current credit conditions. No allowance for doubtful accounts was required at March 31, 2021.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant Judgement
Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Fees
Investment banking fees are earned when the placement is completed and the income is reasonably determinable, therefore, these fees are recognized at the closings of the respective transactions.

Commission income of the Company, which is a non-carrying broker dealer, is generated from trading securities. The Company is the legal counterparty responsible for executing and settling all trades (although a clearing firm is involved in the settlement process) and its customers have no direct relationship with the clearing firm. The Company works with the customer to establish the commission rate and ultimately sets the price and is principal in the scope of ASU 2016-08 and records commissions on a gross basis. The commissions are charged to customers on the trade date at the point of execution by the Company.

Management fees, related to the management of private equity funds, are recognized as earned and are billed in accordance with the terms of their respective agreements. Incentive fees are earned on a per annum basis, as they are solely attibutable to the performance of the fund for that particular year, and are not recognizable or not determinable until such time as the close of the year.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition (continued)

Fees (continued)

Consulting fees are recognized when earned and are based on the terms of their respective agreements. These fees are billed by the Company as services are rendered and are recognized on an accrual basis.

Registered Representative fees are the fees charged back to individually registered representatives of the Company for fees and expenses paid on their behalf. These fees are billed by the Company as services are rendered.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. The taxable income or loss of the Company is allocated to the members. Accordingly, no provision for federal or state income taxes has been reflected in the accompanying financial statements. The Company is subject to New York City unincorporated business tax. As of March 31, 2021 the firm had a cumulative net operating loss carryforward, which resulted in no balance due.

The Company accounts for uncertainties in income taxes under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) ("Topic") 740-10-05, "Accounting for Uncertainty in Income Taxes." The Topic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Topic prescribes a recognition threshold and measurement attitude for the financial statement recognition and measurement of as tax position taken or expected to be taken in a tax return. The Topic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's income tax returns for three years from the date of filing.

There are presently no ongoing income tax examinations.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences could be material.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of $280,191, which was $266,758 in excess of its required net capital of $13,433. The Company's percentage of aggregate indebtedness to net capital was 72%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

Cash

The Company maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At March 31, 2021, the amount in excess of insured limits was $212,069.

NOTE 5. RELATED PARTY TRANSACTIONS

The Company sublet office space from Tangent Capital (the "Affiliate") on a month-to-month basis, for the first three months of the year. The Company paid the Affiliate a monthly fee of $10,000 from April to June 2021, totaling $30,000 The Company elected to terminate the lease in June 2021, as a result of COVID, and has taken temporary short term office space at a rate of $3,775 per month, with no long term commitment. There is no obligation to capitalize the lease as a result of its short term nature.

NOTE 6. COMMITMENTS AND CONTINGENCIES

From time to time, broker dealers are named in arbitrations as the result of activities conducted in the normal course of securities business. As of March 31, 2021 there were no pending arbitrations involving the Company.

NOTE 7. GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees as of March 31, 2021.

NOTE 8. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2021 and through June 25, 2021 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2021.